UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):       ☒ Form 10-K      ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Cleveland BioLabs, Inc.

Full Name of Registrant

73 High Street

Buffalo, New York 14203

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Cleveland BioLabs, Inc. (the “Registrant”) was not, without unreasonable effort or expense, able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 by the applicable due date due to the Company not having resolved an issue pertaining to the accounting treatment of certain cost overrun amounts under certain of its contracts.  The Registrant continues to discuss these matters and assess their materiality with the Registrant’s independent registered public accounting firm and intends to file the Form 10-K within the 15-day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Christopher Zosh	(716)	849-6810
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled ? If answer is no, identify report(s).

Yes ☒     No ☐

(3)

Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing work of the Registrant in determining the effect of the error on its current and prior-period financial results described in Part III above, the Registrant is unable to make a reasonable estimate of any changes in results of operations for the year ended December 31, 2019 compared to December 31, 2018 until such work is completed. However, the Company expects to report that operating results for the fiscal year ended December 31, 2019 will reflect (i) a decrease in revenue due to a decrease in revenue from the Registrant’s Incuron service contract and from its Joint Warfighter Medical Research Program contract for preclinical studies, partially offset by an increase in revenues under its Peer Reviewed Medical Research Program contract due to the commencement of preparatory activities for a clinical study, (ii) a decrease in research and development expenses due to reductions of funds spent on entolimod for biodefense due to reduced preclinical development activity in connection with delays related to the biocomparability study and (iii) a reduction in net loss.

Cautionary Note About Forward-Looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical fact contained in this current report, including statements regarding our future financial position, business strategy, new products, budgets, liquidity, cash flows, projected costs, regulatory approvals, or the impact of any laws or regulations applicable to us, and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “should,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Our actual future results may differ materially from those discussed here for various reasons. We discuss many of these risks in Item 1A under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018, as updated by our other filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The forward-looking statements included in this Form 12b-25 are made only as of the date hereof. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

Cleveland BioLabs, Inc.

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2020	By:	/s/ Christopher Zosh
Christopher Zosh, Vice President of Finance
(principal executive officer and principal financial officer)

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